Mail Stop 3561

January 10, 2007

By Facsimile and U.S. Mail

Mr. William Dillard, II
Chairman and Chief Executive Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas   72201

> **Re: Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 3, 2006**
> **Form 10-Q for the Fiscal Quarter Ended October 28, 2006**
> **Filed December 6, 2006**
> **File No. 1-6140**

Dear Mr. Dillard:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

General

2.   Please disclose in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Executive Overview

General – Net Sales, page 13

3.   We note that you lease to independent companies certain departments and classify the revenue received in net sales. Please provide us support and explain why you classify income from leased departments in net sales instead of separately stating the lease income or combining it with other income.   See Rule 5-03 of Regulation S-X.

General – Service Charges, Interest and Other Income, page 13

4.   Please tell us what factors you considered in supporting your determination that equity income from your joint ventures is appropriately included as operating income. Include in your explanation how your business is operated largely through these equity investees and how the joint ventures are integral to your operations.   Also tell us whether you continue to do business in the Yuma Mall after the sale of your interest in the joint venture. In this regard we would envision that your presentation of equity in earnings from joint ventures would be below operating expenses and above operating income on your consolidated statements of operations. In addition, please expand your financial statement footnote disclosure to address the basis for your presentation clarifying why equity in earnings from joint ventures within operating income is appropriate given your specific facts and circumstances. We may have further comment. See Rule 5-03 of Regulation S-X.

Results of Operations

General

5.   You disclose that several stores were closed and that operations were interrupted in approximately 60 stores during fiscal 2005 due to Hurricanes Katrina, Rita and Wilma. However, it is not clear from your disclosure what impact these significant events had on your financial performance and operating results in fiscal 2005. Please provide a more comprehensive discussion of the impact that these hurricanes had on your sales,

expenses, and overall results of operations during fiscal 2005. Disclose if your insurance coverage includes business interruption for recovery of loss sales for stores closed. Explain the nature of the $29.7 million hurricane insurance recovery gain and how it relates to the loss of sales in store operations. Please clarify to us if the $29.7 million gain is in addition to the $26.7 million of insurance proceeds received in 2005 for the construction of stores damaged due to the hurricane season. Refer to Item 303(a)(3) of Regulation S-K.

Sales, pages 16-17

6.   We note that during each period presented you opened several new stores. It is important that investors understand the impact new store operations had on sales during each period. Please quantify and disclose in dollars the amount of sales attributable to new stores opened for all periods presented. Refer to Item 303(a)(3) of Regulation S-K.

7.   You disclose that sales remained flat during fiscal 2005 with declines for the last two fiscal years in several product categories such as ready to wear, children's clothing and furniture. However, investors are not able to determine if the declines in these areas reflect a pattern which will continue to impact your operating results.   Please disclose if you expect these current sales trends to continue in future periods as required by Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 21

8.   You disclose that operating cash inflows also include fiancé charges paid on receivables prior to the sale, revenue and reimbursements from GE. Please tell us and revise your disclosure to more clearly explain the impact your new marketing agreement with GE will have on cash flows and your liquidity position in future periods. Disclose how the arrangement with GE has increased and/or decreased your annual cash flows.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

General

9.   You disclose in Item 1 – Business section on page 2 that you provide certain customer loyalty programs and discounts to reward new and existing credit card customer. Please disclose your accounting policy for the cost of the benefits and discounts you offer customers under these special programs. Refer to EITF 00-22.

10.   Please disclose your accounting policy for recognizing income from leased departments, including the basis for commissions collected, if any, on lease department sales. Refer to SAB Topic 8:A for guidance.

Goodwill, page F-10

11.   Please disclose when you perform your annual test of goodwill for impairment. Reference is made to paragraph 26 of SFAS 142.

Vendor Allowances, page F-11
Advertising, page F-11

12.   We note that you receive cash or credit allowances from merchandise vendors in connection with your purchase of their products and certain cooperative advertising and marketing programs. In this regard, please revise your disclosure to clarify your basis for and the specific timing for your recognition of vendor allowances as a reduction of the cost of your purchase. Please confirm that vendor allowances are not recorded until earned. If you record any vendor allowances upon receipt, please explain your basis for doing so. Please also disclose the amount of cooperative advertising reimbursements netted against gross advertising expense. We believe you should also include in your revised disclosures the following additional information:

  - the number of vendors and the length of time of the agreements;
  - the terms and conditions of the agreements;
  - a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;
  - in management's discussion and analysis the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
  - the dollar amount of the excess that you recorded in cost of sales.

        Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs.

Insurance Accruals, page F-11

13.   You have identified insurance accruals as critical accounting policy that involves significant estimates each accounting period. Please revise your disclosure to include the stop loss limits for your catastrophic claims. Please also disclose the amounts you have accrued at each balance sheet date, the changes from period to period as a result of charges to expense, utilization of the amounts reserved and any other significant adjustments along with the reasons for significant changes.

Revenue Recognition, page F-11

14.   Please revise your accounting policy for gift cards to indicate whether they have an
       expiration date. Further, please tell us and revise your disclosure to clarify the
       amortization of ". . . any remaining unused portion of the liability. . ."   If this portion is
       the actual remaining liability, please disclose at what point in time you begin to amortize
       the liability. If the remaining unused portion of the liability represents your estimate of
       the amount expected to go unused that is being recognized over the period of
       performance as the remaining gift cards are redeemed, please revise to clarify that fact.
       Please also disclose for all periods presented your remaining liability for amounts due
       customers on gift cards purchased.

Note 2. Disposition of Credit Card Receivables, page F-13

15.   You disclose that under the terms of your long-term marketing agreement with GE
       relating to your private label credit card business that new accounts and related balances
       generated are owned by GE. According to your disclosure on page 20, it appears that
       you received in fiscal 2005 income from the GE marketing and servicing alliance of $105
       million. Please explain to us how this arrangement operates and why new accounts
       opened and transferred to GE are not considered sales as defined under SFAS 140. Tell
       us what consideration you receive from GE for new accounts opened under the marketing
       agreement and provide us with the basis in GAAP for your accounting treatment of these
       transactions. Explain to us the major components of the $105 million received from GE
       in 2005, including the amount related new accounts opened under your marketing
       agreement with them. Refer to paragraph 9 of SFAS 140.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert this action as a defense in any proceeding initiated by the
       Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief